FILE NO. 70-8875

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 4
                               (AMENDMENT NO. 6)
                                       TO
                                    FORM U-1
     APPLICATION/DECLARATION WITH RESPECT TO (1) PROPOSED REVOLVING CREDIT FACILITY FOR NORTHEAST UTILITIES ("NU"), THE CONNECTICUT LIGHT AND POWER
   COMPANY ("CL&P") AND WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO") AND
    (2) INCREASES AND EXTENSIONS OF SHORT-TERM BORROWING LIMITS OF NU, CL&P,
                WMECO, PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE,
                 HOLYOKE WATER POWER COMPANY AND NORTH ATLANTIC
                               ENERGY CORPORATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
         Northeast Utilities                         The Connecticut Light
Western Massachusetts Electric Company                 and Power Company
        174 Brush Hill Avenue                          107 Selden Street
    West Springfield, MA 01090-0010                    Berlin, CT 06037

     Holyoke Water Power Company         Public Service Company of New Hampshire
            Canal Street                    North Atlantic Energy Corporation
         Holyoke, MA 01040                            1000 Elm Street
                                                    Manchester, NH 03015

          (Name of companies filing this statement and addresses of
                       principal executive offices)

                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                              Robert P. Wax, Esq.
                 Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                               107 Selden Street
                                Berlin, CT 06037
                    (Name and address of agent for service)

       The Commission is requested to mail signed copies of all orders, notices and communications to

 Jeffrey C. Miller, Esq.        David R. McHale       Richard C. MacKenzie, Esq.
   Assistant General         Assistant Treasurer -      Day, Berry & Howard
       Counsel                     Finance                  CityPlace I
  Northeast Utilities         Northeast Utilities      Hartford, CT 06103-3499
    Service Company             Service Company
   107 Selden Street           107 Selden Street
   Berlin, CT 06037            Berlin, CT 06037

1. The Applicants amend the application/declaration in this proceeding to substitute NAEC's March 31, 1997 financial statements, which are now available, for its December 31, 1996 financial statements and to add as exhibits the final versions of the First Amendment and Waiver and the Collateral Agency Agreement, which sets forth the duties and powers of the collateral agent for the Lenders
under the Facility.   In addition, the following exhibits and financial
statements are filed herewith:

                                     (a)  Exhibits

                 *B.4(a) First Amendment and Waiver - Execution Copy

                 *B.8    Collateral Agency Agreement - Execution Copy

                  D.8 Certified copy of the Decision of the Connecticut Department of Public Utility Control approving the collateralization of the Facility.

                 *D.10 Certified copy of the Order of the Massachusetts Department of Public Utilities approving the collateralization of the Facility.

                  F.2    Opinion of Counsel.

                  G.1    Financial Data Schedule for NAEC as of March 31, 1997.

                  K.2 Schedule of Fees, Commissions and Expenses related to the matters covered by Post-Effective Amendment No. 2.


               * To be filed by amendment.

                                     (b)  Financial Statements

               1.        North Atlantic Energy Corporation

                         1.1 Balance Sheet, per books and pro forma as of March 31, 1997.
                         1.2 Statement of Income, per books and pro forma, for 3 months ended March 31, 1997 and capital structure, per books and pro forma, as of March 31, 1997.

2. The Applicants believe that they now have filed all exhibits and financial statements necessary to enable the Commission to issue an order with respect to the transactions (the "Transactions") described in Post-Effective Amendment No. 2 (Amendment No. 4) except for Exhibits B.4(a) and B.8, the final versions of the First Amendment and Waiver and the Collateral Agency Agreement, respectively, and Exhibit D.10, the Order of the Massachusetts Department of Public Utilities approving the collateralization of WMECO's obligations under the Facility. The Applicants expect to file Exhibits B.4(a), B.8 and D.10 in the next few days. Accordingly, the Applicants respectively request that, upon receipt of Exhibits B.4(a), B.8 and D.10, the Commission promptly issue an order approving the Transactions.

                                    SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:   May 27, 1997
                                     NORTHEAST UTILITIES
                                     THE CONNECTICUT LIGHT AND POWER COMPANY
                                     WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                     PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                                     HOLYOKE WATER POWER COMPANY
                                     NORTH ATLANTIC ENERGY CORPORATION

                                     By: Day, Berry & Howard
                                         CityPlace I
                                         Hartford, Connecticut 06103-3499


                                     By: /s/ Richard C. MacKenzie
                                         A Partner

                                                                   Exhibit D.8

                              STATE OF CONNECTICUT



                      DEPARTMENT OF PUBLIC UTILITY CONTROL
                              TEN FRANKLIN SQUARE
                             NEW BRITAIN, CT 06051



 DOCKET NO. 97-03-23    APPLICATION OF THE CONNECTICUT LIGHT AND POWER COMPANY
                        TO ISSUE FIRST AND REFUNDING MORTGAGE BONDS



                                     May 14, 1997


                             By the following Commissioners:


                                      Thomas M. Benedict
                                      Reginald J. Smith
                                      Glenn Arthur






                                    DECISION

                                         TABLE OF CONTENTS

I.      INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .1
        A.     SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .1
        B.     CONDUCT OF THE PROCEEDING . . . . . . . . . . . . . . . . . . .
 .1
        C.     PARTIES TO THE PROCEEDING . . . . . . . . . . . . . . . . . . .
 .1
        D.     APPLICANT'S PROPOSAL. . . . . . . . . . . . . . . . . . . . . .
 .2
               1.      New Money Bonds . . . . . . . . . . . . . . . . . . . .
 .2
               2.      Collateral Bonds. . . . . . . . . . . . . . . . . . . .
 .3
               3.      Securities and Exchange Commission Jurisdiction . . . .
 .4
               4.      Financial and Credit Rating Issues. . . . . . . . . . .
 .5

III.    DEPARTMENT ANALYSIS. . . . . . . . . . . . . . . . . . . . . . . . . .
12

IV.     FINDINGS OF FACT . . . . . . . . . . . . . . . . . . . . . . . . . . .
14

V.      CONCLUSION AND ORDERS. . . . . . . . . . . . . . . . . . . . . . . . .
16
        A.     CONCLUSION. . . . . . . . . . . . . . . . . . . . . . . . . . .
16
        B.     ORDERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16

                                             DECISION

I.      INTRODUCTION

        A.     SUMMARY

        By this Decision, the Department of Public Utility Control approves The Connecticut Light and Power Company's request to issue and sell first and refunding mortgage bonds in a total outstanding amount not to exceed $430 million. The Company may proceed with the issuance of the Collateral Bonds at this time. Final approval of the New Money Bonds will come when the terms are finalized. This will be done though a reopened hearing. The Department's review considered the special circumstances of the Company and the best rate and terms that could be obtained under those circumstances.

        B.     CONDUCT OF THE PROCEEDING

        Pursuant to <section> 16-43 of the General Statutes of Connecticut (Conn. Gen. Stat.) and by initial application filed on March 21, 1997 (Application), The Connecticut Light and Power Company (CL&P) requested approval from the Department of Public Utility Control (Department) to issue first and refunding mortgage bonds. After preliminary review of the Application, the Department found the Application to be incomplete, lacking key information (i.e., specific information such as the rates, terms and conditions of the proposed bond issuance) for the Department to proceed in a timely manner. By letter dated April 3, 1997, the Department acknowledged receipt of CL&P's initial Application and requested additional data and information in order to review the initial Application in a timely fashion. In the same letter, the Company was notified that for purposes of Conn. Gen. Stat <section> 16-43, the date of the application would be the date of receipt by the Department of the requested information. The requested information was received by the Department on April 14, 1997. By Notice of Hearing dated
April 17, 1997, the Department initiated the proceeding and subsequently issued interrogatories and conducted a public hearing on April 29, 1997, at its
offices, Ten Franklin Square, New Britain, Connecticut.   The public hearing
was continued to May 5, 1997, at which time it was closed. A draft Decision was issued on May 7, 1997, and all parties were given an opportunity to provide written exceptions to and oral arguments on the draft Decision.

        C.     PARTIES TO THE PROCEEDING

        The Department recognized The Connecticut Light and Power Company, P.O. Box 270, Hartford, Connecticut 06141-0270 and the Office of Consumer Counsel
(OCC), Ten Franklin Square, New Britain, Connecticut 06051 as parties to the proceeding.

        D.     APPLICANT'S PROPOSAL

        The Company requests approval to issue and sell first and refunding mortgage bonds (Bonds) during the period beginning April 21, 1997, through June 30, 1997, in amounts as follows: (i) up to $200 million in principal amount to be used for new money purposes (New Money Bonds) generally for the repayment of Short-Term borrowings; (ii) up to $313.75 million in principal amount to secure and repay borrowings under a revolving credit agreement (Collateral Bonds), plus (iii) the aggregate principal amount of the Bonds (i.e., New Money
Bonds and Collateral Bonds) in total would not exceed $430 million issued and outstanding, at any one time. Application, p. 1.

        The Bonds issued would be first mortgage bonds providing the holder with the benefit of a first mortgage lien on substantially all of the Company's physical property and franchises including the generating substations (but not the four Yankee nuclear plants), its transmission and distribution facilities pari passu (i.e., side by side) with other outstanding first mortgage bonds. In the case of the Collateral Bonds, this first mortgage lien will be held by the Company's banks. Application, Exhibit A, p. 4. Responses to Data Requests EL-DR-I and EL-DR-2 provide, respectively, a summary of the terms and conditions of the Bonds (i.e., New Money Bonds and Collateral Bonds) and a schematic depicting the relationship between the proposed issuances of bonds.

               1.      New Money Bonds

        The intended use of the $200 million proceeds from the New Money Bonds is for general working capital purposes and to repay previous Short-Term borrowings such as bank loans, commercial paper and NU system money pool borrowings (Short-Term Borrowings). These Short-Term Borrowings were incurred to finance the Company's maturing debt, sinking fund requirements, working capital purposes, and costs associated with the Millstone nuclear outages. Exhibit B.6 of the Application presents an estimate of CL&P's forecasted requirements for the New Money Bonds and shows that CL&P will require $132 million to meet its external financing requirements over the period January 1, 1997, through June 30, 1997. These funds will be used to finance CL&P's construction expenditures ($73 M); Nuclear Fuel Trust ($2 M); Maturities and Sinking Funds ($199 M), and Short-Term Debt/Cash ($109 M). Application, Exhibit A, pp. 2-3; Exhibit B.6; Response to Data Request EL-DR-1, p. 2. Exhibit B.1 of the Application sets out the terms of each series of the Bonds to be issued.

        The New Money Bonds would be sold either in a public offering, through direct negotiations with underwriters, or through private placement, depending on which option is available at the time of the sale. At this time, CL&P is eligible to use the SEC's Form S-3 registration and prefers this method.
Should this option not be available at the time of the sale, it would proceed with a private placement. Under this scenario, the Company would negotiate the terms and conditions (i.e., price and interest rate) with institutional investors through an investment banking firm. Regardless of which placement scenario is selected, CL&P indicates that negotiation for the terms is more favorable than a sale under a competitive bid scenario because of adverse publicity regarding the Company's operation of its nuclear plants. Application, Exhibit A, p. 6.

        The New Money Bonds will be identified as First and Refunding Mortgage Bonds and will have a term of not more than five years. The terms and conditions of the New Money Bonds will be determined through negotiation. Application, Exhibit A, pp. 7-8. The effective interest rate CL&P expects to pay on the New Money Bonds is 8.09% as a 3-year issue and 8.22% as a 5-year issue. Late Filed Exhibit No. 2. If the Company remains investment grade, the New Money Bonds will be issued in a public offering utilizing SEC Form S-3. Should the Company be downgraded, it will consider issuing these bonds under SEC Form S-I. If this option is too costly, it would issue the New Money Bonds through private placement. At the time of the issuance of the New Money Bonds, the Company would request a reopening of this Docket and special meeting to approve the specific price and terms of these bonds. Application, Exhibit A, pp. 10-12.

               2.      Collateral Bonds

        On November 21, 1996, the Company entered into a $313.75 million dollar, three-year revolving credit agreement (Revolving Credit Agreement) with its banks. At the time of these negotiations, the Revolving Credit Agreement was unsecured and according to the Agreement, CL&P could borrow up to the entire $313.75 million at variable interest rates based upon numerous factors. Application, Exhibit A, p. 3. The original purpose of the Revolving Credit Agreement was to use the borrowings for general corporate purposes and to provide funds to restore the Millstone plants to operation and pay for replacement power. Response to Data Request EL-DR-1, p. 1. Additionally, since the terms and conditions of the Revolving Credit Agreement have maturity of less than one year, Department approval of this agreement was not required. Response to Data Request EL-DR-6.

        At this time, CL&P finds it will not be able to meet several financial covenants, mainly its Interest Coverage Ratio, required by the Revolving Credit Agreement previously negotiated, primarily as a result of the increased costs related to the Millstone nuclear outages. Response to Interrogatory EL-1.
CL&P has worked with its banks{1} in an effort to address their concerns regarding the Revolving Credit Agreement in order to continue access to it, as it is a crucial element to maintaining its financial flexibility and meet its working capital needs at this difficult time. To continue the Revolving Credit Agreement, the Banks require that they be issued first mortgage bonds as security. As a result of what transpired with the Banks, CL&P seeks to issue $313.75 million dollars in first mortgage bonds (i.e., Collateral Bonds) to "cover" the Banks request for additional security on the Revolving Credit Agreement. Additionally, because of the Company's current financial condition, the Banks are only willing to amend the Revolving Credit Agreement on the condition that they receive first mortgage bonds as security. Application, Exhibit A, pp. 4-5.

        The Collateral Bonds will be issued directly to the Banks through Citibank, N.A., as collateral agent. The terms and conditions of the Collateral Bonds will be negotiated between the Company and the Banks prior to issue. Application, Exhibit A, p. 7. The Collateral Bonds will be identified as First and Refunding Mortgage Collateral Bonds and will have a term of not more than three years. The anticipated terms will reflect the terms and conditions of the underlying credit obligation. These bonds will bear interest sufficient to pay all interest on the Revolving Credit Agreement and associated fees. Application, Exhibit A, pp. 7-8. The Collateral Bonds will never bear interest in excess of 11.5%. Supplemental Testimony, p. 1. CL&P expects to pay an effective interest rate (i.e., all-in costs) of 7.313%, with its split rating, using the Federal Funds rate as benchmark on the Collateral Bonds.
Late Filed Exhibit No.2, and CL&P Written Exceptions, p. 3. Since the Collateral Bonds are issued as a security for the repayment of credit borrowings to the Banks, these issuances will not require a registration statement or a private placement memorandum. Application, Exhibit A, p. 12.

        The Company requested the opportunity to issue the Collateral Bonds to its banks without further reopening of this docket and a special meeting to approve the price and terms thereof as these bonds will be issued as security on the Company's Revolving Credit Agreement. Since the terms of the Collateral Bonds will coincide with the indebtedness incurred as a result of the Revolving Credit Agreement, the Company believes the information provided in this Application is sufficient. Application, Exhibit A, pp. 13-15.

               3.      Securities and Exchange Commission Jurisdiction

        According to the Company, the Securities and Exchange Commission (SEC) has jurisdiction over the issuance and sale of the Bonds. Under Rule 52 of the Public Utility Holding Company Act of 1935 (1935 Act) no SEC approval is required as long as CL&P gains the Department's approval to issue and sell the Bonds. As long as the Company remains investment grade, it is eligible to use SEC Form S-3 under Rule 415 of The Securities Act of 1935. CL&P will use a basic prospectus as filed in Exhibit B.4 of the Application, in the solicitation of the New Money Bonds. Should the Company be downgraded below investment grade, it will proceed by registering the New Money Bonds under SEC Form S-1. This form is much more complex and more costly to process than Form S-3. In such circumstance, the Company would reconsider the advisability of the issue. The Company could consider a private placement of the New Money Bonds utilizing an offering memorandum. Application, Exhibit A, pp. 11-12.

               4.      Financial and Credit Rating Issues

        In its initial preparation its financial analyses regarding the issuance of these Bonds, the Company assumed: (1) the New Money Bonds (i.e., up to $200 M) would be issued at an assumed interest rate of 7.75%, Response to Interrogatory EL-7; (2) the Collateral Bonds would bear interest rates sufficient to cover the Revolving Credit Agreement to a maximum of 11.5%, and (3) the issuance of the Bonds would not result in its credit rating being downgraded below investment grade.{2} At the hearing, CL&P notified the Department that its credit rating had been downgraded by Moody's Investor's Service (Moody's) to Bal, which is below investment grade. At that time, CL&P stated it knew of no similar action pending by Standard and Poor's Investors Service (S&P), thus it now was in the position of having a split credit rating -- one of investment grade by S&P and one below investment grade by Moody's. Application, Exhibit A, p. 13; Responses to Interrogatories EL-13 and EL-22; Responses to Data Requests EL-DR-3 and EL-DRA; Late Filed Exhibit No.2; Tr. 4/29/97, p.11-12.

        In response to the Department's request for additional data, the Company provided an analysis of the effect of issuing the New Money Bonds, the Collateral Bonds and the Bonds (i.e., both types in combination) to its capital structure valued as of December 31, 1996, and based upon the Company's latest information. The results utilizing actual Company ROE are presented below:

NEW MONEY BONDS (Split Rating):

                                                 Actual                                                   Pro Forma after
                                                12/31/96                                                     Issuance
        Component              Weight             Cost            Weighted          Weight            Cost           Weighted
                                 (%)               (%)              Cost              (%)              (%)             Cost
Short-Term Debt                   -                 -                 -                -                -                -
Long-Term Debt                 53.11%             6.97%             3.70%           55.65%           7.10%             3.95%
Preferred Stock                 7.58%             6.44%             0.49%            7.71%           6.44%             0.46%
Minority Interest               2.77%            10.17%             0.28%            2.62%          10.17%             0.27%
Common Equity                  36.54 %           -7.77%           - 2.84%           34.57%          -7.77%            -2.69%
Weighted Average Cost of                                            1.634%         100.00%                             1.99%
Capital (WACC)


COLLATERAL BONDS (Split Rating):

                                              Actual                                                     Pro Forma after
                                             12/31/96                                                       Issuance
       Component              Weight           Cost            Weighted           Weight              Cost           Weighted
                                (%)             (%)              Cost               (%)                (%)             Cost
Short-Term Debt                 --              --                --               8.31%              6.95%            0.58%
Long-Term Debt                53.11%            6.97%             3.70%           48.69%              6.97%            3.39%
Preferred Stock                7.58%            6.44%             0.49%            6.95%              6.44%            0.45%
Minority Interest              2.77%           10.17%             0.28%            2.54%             10.17%            0.26%
Common Equity                 36.54%           -7.77%            -2.84%           33.51%             -7.77%           -2.60%
Weighted Average                                                  1.63%          100.00%                               2.07%
Cost of Capital (WACC)


COMBINED BONDS (Split Rating):

                                               Actual                                                    Pro Forma after
                                              12/31/96                                                      Issuance
        Component              Weight           Cost            Weighted          Weight            Cost            Weighted
                                 (%)             (%)              Cost              (%)              (%)              Cost
Short-Term Debt                   -               -                 -              5.91%            6.96%             0.41%
Long-Term Debt                  53.11%           6.97%            3.70%           52.36%            7.10%             3.72%
Preferred Stock                  7.58%           6.44%            0.49%            6.75%            6.44%             0.43%
Minority Interest                2.77%          10.17%            0.28%            2.46%           10.17%             0.25%
Common Equity                   36.54%          -7.77%           -2.84%           32.53%           -7.77%            -2.53%
Weighted Average Cost of                                          1.63%          100.00%                              2.24%
Capital (WACC)

Response to Data Request EL-DR-3; Late Filed Exhibit No. 2; Tr. 4/29/97,
p. 31-35.

        The above tables show the impact of the proposed financings given the negative actual return on equity (ROE) for 1996 operating results. CL&P also provided additional data showing the impact of the financings on the capital structure utilizing the Department authorized ROE. Response to Data Request EL-DR-3; Response to Interrogatory EL-20. The results utilizing the allowed ROE of 11.7% are presented below:

NEW MONEY BONDS (Split Rating):

                                                       Actual with Allowed ROE                          Pro Forma after
                                                              12/31/96                                     Issuance
       Component              Weight           Cost           Weighted          Weight             Cost             Weighted
                                (%)             (%)             Cost              (%)               (%)               Cost
Short-Term Debt                  -               -                -                -                 -                  -
Long-Term Debt                53.11%           6.97%            3.70%           55.65%              7.09%              3.95%
Preferred Stock                7.58%           6.44%            0.49%            7.17%              6.44%              0.46%
Minority Interest              2.77%          10.17%            0.28%            2.62%             10.17%              0.27%
Common Equity                 36.54%          11.70%            4.28%           34.56%             11.70%              4.04%
Weighted Average Cost                                           8.75%          100.00%                                 8.72%
of Capital (WACC)

COLLATERAL BONDS (Split Rating):

                                                         Actual with Allowed ROE                         Pro Forma after
                                                                12/31/96                                    Issuance
        Component              Weight           Cost            Weighted          Weight            Cost            Weighted
                                 (%)             (%)              Cost              (%)              (%)              Cost
Short-Term Debt                   -               -                 -              8.31%            6.95%              0.58%
Long-Term Debt                 53.11%           6.97%             3.70%           48.69%            6.97%              3.39%
Preferred Stock                 7.58%           6.44%             0.49%            6.95%            6.44%              0.45%
Minority Interest               2.77%          10.17%             0.28%            2.54%           10.17%              0.26%
Common Equity                  36.54%          11.70%             4.28%           33.51%           11.70%              3.92%
Weighted Average Cost of                                          8.75%          100.00%                               8.60%
Capital (WACC)

COMBINED BONDS: (Split Rating):

                                                         Actual with Allowed ROE                         Pro Forma after
                                                                12/31/96                                    Issuance
        Component              Weight           Cost            Weighted          Weight            Cost            Weighted
                                 (%)             (%)              Cost              (%)              (%)              Cost
Short-Term Debt                  -               -                 -               5.91%            6.96%              0.41%
Long-Term Debt                53.11%            6.97%             3.70%           52.36%            7.10%              3.72%
Preferred Stock                7.58%            6.44%             0.49%            6.75%            6.44%              0.43%
Minority Interest              2.77%           10.17%             0.28%            2.46%           10.17%              0.25%
Common Equity                 36.54%           11.70%             4.28%           32.52%           11.70%              3.81%
Weighted Average Cost of                                          8.75%          100.00%                               8.62%
Capital (WACC)

Response to Data Request EL-DR-3; Late Filed Exhibit No. 2; Tr. 4/29/97, pp. 31-35.

        The response to EL-DR-4 is an exhibit depicting the all-in spread{3} over current comparable maturity Treasury yields for the proposed bond issues. In this initial estimate of the New Money Bonds, the all-in spread over Treasuries range between 1.363% for 3-year issues and 1.554% for 5-year issues assuming no change in credit rating.

        The Company stated its investment bankers notified them that the effect of the Moody's downgrading would result in a 10 basis point (bp) penalty for its estimated spread over Treasuries and an additional 50 bp penalty to its underwriting commission fees for a 3-year issue. A worse case scenario, being additionally downgraded by S&P, would result in a 25 bp penalty for spread over Treasuries and an additional 75 bp penalty to its underwriting commission fee for a 3-year issue. For the New Money Bonds, the all-in spread over Treasuries ranges between 1.629% for 3-year issues and 1.578% for 5-year issues with its split credit rating and between 2.129% for 3-year issues and 1.878% for 5-year issues assuming it is also downgraded by S&P. The Company stated that the effect of the issuance under a private placement scenario would raise the all-in spread over Treasuries even more as the Investment Banker would require a higher (200 bp) underwriting fee. The Company stated it was indifferent to the issuance term, and it would gauge the maturity term to investors preferences. Additionally, it was considering "sweeteners" such as call protection and additional dividend restrictions when it structures these bonds such that they are attractive to Short-Term investors. Given the Company's limited knowledge as to how investors would react to these bonds, specifics regarding the premiums these "sweetners" could command were not readily available.
Responses to Interrogatories EL-7 and EL-8; Response to Data Request EL-DR-4; Late Filed Exhibit No. 2; Tr. 4/29/97, pp. 37-40. The Company also stated that any surplus funds issued through the New Money Bonds would be invested in the NU System pool to be lent to other NU subsidiaries. Response to Interrogatory EL-11; Tr. 4/29/97, pp. 40-41; pp.76-81.

        For the Collateral Bonds, the all-in spread over the Federal Funds rate was initially estimated at 0.763% and increased to 1.813% with the Moody's downgrade. Assuming CL&P is downgraded by both agencies, it would still incur a 1.813% all-in spread over the Federal Funds rate. The rate paid will not be a fixed coupon rate, but would be matched to the variable rate borrowed under the Revolving Credit Agreement, and vary with CL&P's actual needs. Response to Data Request EL-DR-4; Late Filed Exhibit No.2; Tr. 4/29/97, pp. 37-40.

        The Company also provided an analysis showing the proposed financings effect on its long-term debt and solvency ratios. These ratios are key determinants used by credit rating agencies in setting a company's rating on its outstanding debt. Although the Company expects no change to its rating as a result of this financing, the financial ratios developed show mixed results. The table below presents a summary of the key financial ratios and the pro-forma impact of the Bonds, valued at December 31,1996.

Financial Ratio:                       Actual            Pro-Forma           Impact
(Split Rating)
                                                                (valued 12/31/96)
pre-tax interest coverage;             0.92x             0.91x              decrease
net cash flow/total debt               13.68%            11.26%             decrease
cash flow interest coverage            3.34x             2.86x              decrease
times interest earned.                 0.34x             0.44x              increase
debt/equity                            1.30x             1.56x              increase
long-term debt/total capital           54.75%            53.96%             decrease
total fixed charge coverage            0.94x             0.93x              decrease
cash flow/total debt                   13.68%            11.26%             decrease

Response to Data Request EL-DR-5; Late Filed Exhibit No. 2.

        Lastly, given the recent developments regarding Moody's downgrading to below investment grade and the need to satisfy the Bank's requirements for additional security in order to keep the Revolving Credit Agreement in place, the Company expressed the gravity of its situation in its remarks. These clearly indicate that its future ability to function and maintain financial flexibility rests on the Department's approval of this financing to secure the Revolving Credit Agreement and issue new money for working capital purposes:

        A rejection of these proceedings and a narrowing of the credit available to the [C]ompany could cause a much more rapid and unsatisfactory resolution. . . . If this [Application] were rejected, we would have to go back and figure it out, but I don't think it is a signal that would be taken very well.

Tr. 4/29/97, pp. 9 and 90, and pp. 93-94.

        The Company also stated that at this time it was merely seeking approval to proceed with the issuance of the Bonds, and it would seek recovery of all prudently incurred costs at the time of its next rate proceeding. Response to Interrogatory EL-17. Additionally, the Company stated that its accounting procedures allowed it to identify separately financing costs associated with the current nuclear outages. Response to Interrogatory EL-1 4; Tr. 4/29/97, p. 47.

III.    DEPARTMENT ANALYSIS

        Overall, the goal of the Company's financing proposal is to maintain its financial flexibility in light of the continued nuclear outages at its Millstone plants and additional request for security made by the Banks. The Application describes two uses for the proceeds of the Bonds. The first is to issue Collateral Bonds to the Banks to provide security and maintain access to the funds provided under the Revolving Credit Agreement to meet the additional expenses incurred by the nuclear outages. The second is to issue New Money Bonds to raise funds for its continued working capital needs during this difficult financial situation. Overall, the Department believes that the need to issue both New Money Bonds and, especially, the Collateral Bonds is primarily a result of the Company's increased risk profile and cash requirements resulting from the continued outages at its nuclear plants.

        Additionally, the Department finds that as a result of CL& P's recent (April 29, 1997) Moody's credit rating downgrade, the cost of the Bonds issuance has increased by at least a 10 bp penalty in the yield spread over comparable Treasuries as a result of the increased credit rating riskiness of the Company. Should the Company be further downgraded by S&P, it expects to incur a 25 bp penalty for a double downgrading. In addition to the Treasury spread penalty, the result of Moody's downgrading is to increase the commission fee required by the investment banking firm in the placement of the New Money Bonds. Tr. 4/29/97, pp. 37-40.

        In evaluating the appropriateness of a bond issue, the Department generally reviews several qualitative and quantitative issues. The key financial ones are: (1) the cost of the issue (i.e., all-in spread over Treasuries); (2) the effect on the capital structure and WACC, and (3) the effect on the Company's credit rating and future creditworthiness. The Department's analysis of these issues reveals that under more normal circumstances, the issue of the Bonds, both New Money and Collateral, would probably not be approved without further modification of some of the aspects of the Company's proposal.

        For example, the cost of the issue reveals that all-in spread over Treasuries rose dramatically in total (from 1.363% to 1.629% for a 3-year issue) as a result of the Moody's downgrading. At minimum, the additional cost of the Moody's downgrading is an initial 60 bp (combination of 10 bp penalty in spread over Treasuries and a 50 bp additional underwriting fees) penalty in the public placement of the New Money Bonds. These costs could rise even more (a total 200 bp or a 150 bp increase over the initial estimate for underwriting commission fee) and if the Company is forced to do a private placement /or receives an additional downgrading by S&P (i.e., an additional 125 bp over the initial estimate for all-in spread over Treasuries). Relating the minimum 60 bp penalty to the funds the Company will receive from the initial issuance, the Company could incur the loss of $1.2 million in funds as a result of the downgrading alone.{4}

        The Bonds issuance should have a negative impact on the Company's capital structure. Utilizing actual data (i.e., with negative ROE and split rating) valued at December 31, 1996, and evaluating the issuance of the Bonds, both individually and combined, the Department finds that effect of the (independent) issue of the New Money Bonds could raise the embedded cost of Long-Term debt slightly, from 6.97% to 7.10% pro forma, and the weighted percentage of Long-Term debt in the capital structure from 53.11% to 55.64% pro forma. The combined effect of the increased weight and cost of the Long-Term debt is to increase the weighted average cost of capital (WACC) from 1.63% to 1.99% pro forma. Evaluating the (independent) issue of the Collateral Bonds, reveals a similar pattern. The effect is to increase the Short-Term debt weight and cost, respectively, from 0% and 0% to 8.31% and 6.95% pro forma. The effect of the Collateral Bond's issue is to raise the WACC from 1.63% to 2.07% pro forma. Evaluating the combined effect of the New Money Bonds and the Collateral Bonds reveals that Short-Term debt weight and cost rise, respectively, from 0% and 0% to 5.91 % and 6.96%, while the Long-
Term debt weight slightly decreases from 53.11% to 52.35% pro forma and the Long-Term debt cost rises from 6.97% to 7.10% pro forma. The combined impact of the issuance to the WACC is to increase it from 1.63% to 2.29% pro forma.

        In evaluating these results, based upon actual data (i.e., negative ROE and split rating), the Department finds that the combined issuance increases the WACC more than either of the independent issuances. Additionally, it appears that the combined issuance's higher increase in the WACC is driven by the issuance of the Short-Term debt--the Collateral Bonds. While Department approval is not required regarding the Company's management of its Short-Term debt, the spill over effect of the Company's Revolving Credit Agreement negotiations have now entered the realm of the Department's review as the Company is requesting authority to issue the Collateral Bonds to provide additional security for the Revolving Credit Agreement. Late Filed Exhibit No. 2.

        The overall impact of the bond's issuance, using actual data, is to increase the WACC. In general, a pro forma increase to WACC is considered a worsening of the capital structure, while a pro forma decrease to WACC is an improvement.

        The Department has considered the Company's position that using actual negative ROE results, due to Millstone outages, shows a distorted view of the proposed financings and the situation is an anomaly that will turn around eventually and return the ROE to its positive level. Indeed, imputing the allowed ROE of 11.7% to actual and pro forma results after the issuance of the bonds shows WACC would decrease from 8.75% to 8.62% pro forma with the split rating. Although these results reveal a slightly positive effect on the WACC and the firm's capital structure, the Department is reluctant to consider these results in lieu of the results using actual figures. Late Filed Exhibit No. 2

        The improved results are based on the Company's assumption that its allowed ROE, which was set by the Department in CL&P's last general rate case, is a better indicator of profitability than its actual ROE. Although the Company's allowed ROE assumption provides comfort that these proposed issuances under more normal circumstances would not have a negative influence on the capital structure, at this time, the Department finds that utilizing the Company's actual ROE assumption appropriately reflects the reality of the situation. If the financial situation were more normal, this proposed issuance would not be necessary. It is important to review the issuance using the most up-to-date and accurate data. Also, under normal circumstances the Department would probably not authorize, without some modification, an issuance that would have a negative impact on the Company's capital structure.

        In its initial presentation the Company stated the proposed financing would not result in a change to its credit rating. In the course of the proceeding, the Company's Moody's credit rating was downgraded. The Department finds that the proposed issuances should have a slightly negative impact on the financial ratios rating agencies typically review. On a stand alone basis, this result would imply that the Company could be downgraded further. In actuality, credit rating agencies review both quantitative (i.e., financial ratios) and qualitative factors to determine a firm's credit rating. For example, S&P's analysis reveals that CL&P's financial flexibility is an issue S&P has relied upon to continue to rate the Company an investment grade
BBB-. At this time the Department finds the credit rating issue yields mixed results.

        Overall, the Department's analysis of the financial concerns typically reviewed reveals unfavorable results. The overriding piece of evidence presented is the Company stated position that it needs authority to proceed with the Bonds issuance to maintain its financial needs and meet its working capital needs. At this juncture, the Department does not want to impede the Company's continued efforts to maintain its financial flexibility. Consequently, the Department authorizes the Company to proceed with both financing proposals as presented in written and oral testimony. The Department notifies the Company that it is being provided merely with approval to proceed with the financings based upon testimony which emphasized CL&P's urgency at this time. This approval to proceed should not be interpreted as approval with respect to the prudence of costs involved with the issuances.

IV.     FINDINGS OF FACT

1. To maintain its Revolving Credit Agreement, the Company is required to provide security, in the form of Collateral Bonds, to its Banks.

2. The proposed financing transaction will result in a bond issuance in aggregate amount up to $430 million to be issued and outstanding at any one time (the Bonds).

3. The Bonds comprise Collateral Bonds (up to $313.71 million) and New Money Bonds (up to $200 million).

4. The New Money Bonds will be used primarily to repay Short-Term borrowings.

5. The Collateral Bonds will be used to provide security for the Company's Banks in order to maintain the Revolving Credit Agreement in place.

6. The Revolving Credit Agreement is a key element to maintain CL&P's financial flexibility.

7. The proposed financing transaction will include the issuance of First Mortgage Bonds using substantially all of CL&P's physical property and franchises as collateral.

8. Under the Revolving Credit Agreement, the Company currently pays about 6% interest on these funds.

9. The Company was downgraded to Ba1 by Moody's Investors Service on April 28, 1997.

10. The result of the Moody's downgrade is that the Company incurs an initial minimum of a 60 bp penalty (i.e., comprised of 10 bp penalty in estimated spread over treasuries and 50 bp penalty for underwriting commission) to the All-in Spread Over Treasuries it anticipates paying for the New Money Bonds.

11. The effective interest rate CL&P expects to pay, with its split rating, on the New Money Bonds is 8.09% on a 3 year issue and 8.22% as a 5 year issue.

12. CL&P expects to pay an effective interest rate (i.e., all-in costs) of 7.313% on the Collateral Bonds, with its split rating, using the Federal Funds rate as benchmark.

13. The All-in Spread over the Federal Funds rate is 1.813% with the split rating.

14. The financing transaction using actual data (i.e., actual earned ROE and split credit rating) increases the Company's WACC by 66 bps from 1.63% to 2.29%.

15. The financing transaction using the Company's allowed ROE of 11.7% decreases the WACC by 13 bps from 8.75% to 8.62%.

16. The Bonds issuance appears to have a negative effect on the financial ratios used by credit rating agencies.

17. The Company will invest any surplus funds from the Bonds issuance to the NU System Money Pool.

V.      CONCLUSION AND ORDERS

        A.     CONCLUSION

        The Department grants approval for CL&P to proceed with the proposed financing transaction (i.e., issuing First and Refunding Mortgage Bonds consisting of a combination of up to $200 million in New Money Bonds and up to $313.75 million in Collateral Bonds, the total of the combination being no more than $430 million to be issued and outstanding at any one time). In light of the current nuclear outages and its financial condition, the Department finds the financing transaction necessary to maintain the Company's financial flexibility by retaining its Revolving Credit Agreement with its Banks and to meet its working capital needs. The instant approval does not extend to affirming the merits of the actual financing transaction, which the Department specifically considers to be a business decision by CL&P made at its own risk. The Department reserves consideration of recovery of the related expenses to such time as recovery is requested. The Department's approval is contingent upon and subject to the Orders set forth below.

        B.     ORDERS

        For the following Orders, please submit to the Executive Secretary an original and six (6) copies of the requested material, identified by Docket Number, Title (specify reopening) and Order Number.

1. At such a time as the Company elects to request rate recovery of the costs associated with this Application, the Company shall notify the Department as to the method of recovery and with which Application the recovery is requested. The Company shall provide details of the related expenses for which the Company requests recovery in its notification.

2. The financing transaction shall be as specified by the Company in its Application and no further material written or oral supplements to or material modifications to the transaction shall be executed without prior written approval of the Department.

3. The proceeds from the Bonds shall be used by the Company for the purposes specified in its Application and not for non-utility purposes, other than pursuant to short-term investments in the Northeast Utilities' System money pool. The Company shall furnish to the Department within 90 days from issuance of the Bonds, a statement showing the actual amount of dollars taken and a statement reflecting how the proceeds are used.

4. Within 90 days from the issuance of the New Money Bonds, the Company shall provide the Department with an itemization of all expenses actually incurred in the transaction costs and expenses.

5. At such time as the terms and conditions of the Collateral Bonds change, the Company shall, within 30 days of the change, provide the Department with the new terms and conditions, including but not limited to: (1) the All-in Spread over Federal Funds, and (2) the All-in Costs (i.e., interest rate actually paid).

6. At such time as the terms and conditions of the New Money Bonds are established and/or subsequently changed, the Company shall provide the Department with terms and conditions during a reopening of this proceeding, including but not limited to: (1) Treasury yield; (2) Estimated Spread Over Treasuries; (3) Coupon; (4) Underwriters commission; (5) the All-in Costs (i.e., interest rate actually paid), and (6) the All-in Spread over Treasuries.

7. The Company will submit, within 60 days of completion of the financing transaction, an exhibit showing the actual all-in spread over current, comparable maturity treasury yield for the Bond's issue (i.e., New Money Bonds and Collateral Bonds), such as that provided in Response to Interrogatories EL-DR-4.

8. The Company will submit, within 60 days of completion of the financing transaction, an exhibit showing the effect the proposed financing has on its capital structure and its financial ratios used by credit rating agencies, such as those provided in Responses to Interrogatories EL-DR-3 and EL-DR-5.

9. In future financing applications (i.e., bond issuances and bond refinancing, et al), the Company is instructed to provide, at minimum, exhibits similar to those requested by the Department in EL-DR-1; EL-DR-2; EL-DR-3; EL-DR-4, and EL-DR-6. In addition, the Company should provide any and all information the Company deems necessary for the Department to conduct a full and accurate review.


               **FOOTNOTES**

      {1} These banks are: Citibank, N.A.; Toronto Dominion (New York), Inc.; Fleet National Bank; CIBC Inc.; The First National Bank of Boston; Barclays Bank PC; Mellon Bank, N.A.; Union Bank of Switzerland, New York Branch; Swiss Bank Corporation; The Yasuda Trust and Banking Co.; LTD New York Branch, and Union Bank of California, N.A. These banks will be collectively referred to as the Banks.

      {2} Currently, Northeast Utilities Systems is rated BB- and CL&P is rated BBB- by S&P, while Moody's CL&P rating is Bal. A rating below BBB-would result in a non-investment grade credit rating under S&P's rating criteria, while Bal is the highest non-investment grade rating available under Moody's criteria. Response to Interrogatory EL-22; Late Filed Exhibit No.1; Tr 4/29/97, pp. 11-12.

      {3} The all-in cost refers to the cost measured in basis points that the Company will pay over comparable treasury securities. These costs include: the additional costs associated with the Company's riskiness over comparable treasuries (i.e., treasury securities are considered riskless) and the underwriting commission fees.

DOCKET NO. 97-03-23    APPLICATION OF THE CONNECTICUT LIGHT AND POWER COMPANY
                       TO ISSUE FIRST AND REFUNDING MORTGAGE BONDS

This Decision is adopted by the following Commissioners:



                       Thomas M. Benedict

                       Reginald J. Smith

                       Glenn Arthur



                                      CERTIFICATE OF SERVICE

        The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.



                              /s/ Robert J. Murphy                  5/22/97
                              Robert J. Murphy                      Date
                              Executive Secretary
                              Department of Public Utility Control

                                                                    Exhibit F.2






                                           May 27, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

        Re:    Northeast Utilities
               The Connecticut Light and Power Company
               Western Massachusetts Electric Company
               Holyoke Water Power Company
               Public Service Company of New Hampshire
               North Atlantic Energy Corporation
               File No. 70-8875

Ladies and Gentlemen:

        I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). I have acted as counsel to NU, The Connecticut Light and Power Company, Western Massachusetts Electric Company ("WMECO") and North Atlantic Energy Corporation ("NAEC") (collectively, the "Applicants") in connection with the transactions contemplated by Post-Effective Amendment No. 2 to the Application/Declaration in the above referenced file (as amended, the "Application"). This opinion is given to you with respect to such transactions pursuant to your Instructions as to Exhibits to applications and declarations filed on Form U-1. Except as otherwise defined herein, terms used herein shall have the meanings given them in the Application.

        In connection with this opinion, I have reviewed or caused to be reviewed the Application and the exhibits thereto, the Applicants' charter documents, as amended to the date of this opinion, the proceedings of their shareholders and boards of directors to date and such other papers, documents and records, and have made or caused to be made such examination of law, as I deemed relevant and necessary in order to give this opinion. I have assumed that in respect of the Application an appropriate order of the Commission under the Public Utility Holding Company Act of 1935 will be issued and all actions of the Applicants will be in conformity therewith.

        The opinions set forth herein are qualified in their entirety as follows: (a) every opinion rendered herein is expressly subject to the consummation of such transactions in accordance with the Application using documents substantially similar to those filed with the Application; (b) no opinion is expressed as to any laws other than the federal laws of the United States and the laws of the States of Connecticut and New Hampshire and the Commonwealth of Massachusetts; (c) insofar as any opinion relates to the Declaration of Trust of NU or the Certificate of Incorporation or Bylaws of any other Applicant, I have assumed that the Declaration of Trust and that Certificate and those Bylaws will not be amended between now and the time the transactions contemplated by the Application are consummated; and (d) no opinion is expressed as to the securities laws of any state.

        Based on and subject to the foregoing, I am of the opinion that:

        1. All state laws applicable to each of the transactions for which the Commission's approval is sought will have been complied with at the time each transaction is consummated.

        2. NAEC is validly organized and duly existing under the laws of the State of New Hampshire.

        3. The obligations to be issued on behalf of NAEC through the Northeast Utilities System Money Pool pursuant to the terms of such Money Pool, when issued, sold or renewed, will be the valid and binding obligations of NAEC in accordance with their respective terms.

        4. NAEC will legally acquire the appropriate interest in any obligation to be acquired by it from any other member of the Money Pool pursuant to the terms of such Money Pool.

        5. The consummation of the transactions for which the Commission's approval is sought will not violate the legal rights of the holders of any securities issued by any of the Applicants or any associate company of such Applicants.

        I note that the Massachusetts Department of Public Utilities has not approved loans from WMECO to NAEC, and thus, until such approval has been given, NAEC may not borrow through the Money Pool from funds contributed to the Money Pool by WMECO.

        I hereby consent to the use of this opinion in connection with the filing of the Application.

        I am a member of the Bar of the State of New York. As to matters involving the laws of other jurisdictions, I have made a study of such laws and consulted with lawyers employed by NUSCO who are admitted to the Bars of such other jurisdictions.


                                             Very truly yours,


                                             /s/ Jeffrey C. Miller

                                             Jeffrey C. Miller
                                             Assistant General Counsel
                                             Northeast Utilities Service Company

                                                                     EXHIBIT K.2


                            SCHEDULE OF FEES, COMMISSIONS AND EXPENSES


Legal Fees
        Counsel to the Applicants
               Legal Fees                      $ 45,000
               Disbursements                   $  2,000      $ 47,000

        Counsel to the Lenders
               Legal Fees                      $110,000
               Disbursements                   $ 10,000      $120,000

Northeast Utilities Service Company
(Legal, Financial, Accounting and Other Services)            $ 25,000


Total Estimate of Fees, Commissions and Expenses             $192,000

                                 NORTH ATLANTIC ENERGY COR    Exhibit G.1
                                  FINANCIAL DATA SCHEDULE
                                     AS OF MARCH 31, 1997
                                    (THOUSANDS OF DOLLARS)

                                                              PRO FORMA
                                                                 GIVING EFFECT
ITEM                                                              TO PROPOSED
  #              DESCRIPTION                     PER BOOK         TRANSACTION

  1  Total Net Utility Plant                        689,153            689,153
  2  Other Property and Investments                  20,826             20,826
  3  Total Current Assets                            34,969             74,219
  4  Total Deferred Charges                         267,674            267,674
  5  Balancing amount for Total Assets                    0                  0
  6  Total Assets                                 1,012,622          1,051,872
  7  Common Stock                                         1                  1
  8  Capital Surplus, Paid In                       160,999            160,999
  9  Retained Earnings                               35,989             34,684
 10  Total Common Stockholders Equity               196,989            195,684
 11  Preferred Stock Subject to Mandatory Rede            0                  0
 12  Preferred Stock Not Subject to Mandatory             0                  0
 13  Long Term Debt, Net                            495,000            495,000
 14  Short Term Notes                                20,750             60,000
 15  Notes Payable                                        0                  0
 16  Commercial Paper                                     0                  0
 17  Long Term Debt-Current Portion                  20,000             20,000
 18  Preferred Stock-Current Portion                      0                  0
 19  Obligations Under Capital Leases                     0                  0
 20  Obligations Under Capital Leases-Current             0                  0
 21  Balancing amount of Capitalization and Li      279,883            281,188
 22  Total Capitalization and Liabilities         1,012,622          1,051,872
 23  Gross Operating Revenue                        167,466            167,466
 24  Federal and State Income Taxes Expense          12,923             12,069
 25  Other Operating Expenses                        97,324             97,324
 26  Total Operating Expenses                       110,247            109,393
 27  Operating Income (Loss)                         57,219             58,073
 28  Other Income (Loss), Net                        12,529             12,529
 29  Income Before Interest Charges                  69,748             70,602

 30  Total Interest Charges                          37,627             39,786
 31  Net Income                                      32,121             30,816
 32  Preferred Stock Dividends                            0                  0
 33  Earnings Available For Common Stock             32,121             30,816
 34  Common Stock Dividends                               0                  0
 35  Total Annual Interest Charges on All Bond       51,534             51,534
 36  Cash Flow From Operations                            0                  0
 37  Earnings Per Share-Primary                        0.00               0.00
 38  Earnings Per Share-Fully Diluted                  0.00               0.00

                                NORTH ATLANTIC ENERGY CORPORATION
                                        BALANCE SHEET
                                     AS OF MARCH 31, 1997
                                    (THOUSANDS OF DOLLARS)
                               FINANCIAL STATEMENT 1.1 PAGE 1 OF 2


                                                                     PRO FORMA
                                                                   GIVING EFFECT
                                                     PRO FORMA      TO PROPOSED
                                       PER BOOK     ADJUSTMENTS*    TRANSACTION

ASSETS
UTILITY  PLANT,  AT ORIGINAL COST:
   ELECTRIC                            $775,280                        $775,280
   LESS: ACCUMULATED PROVISION FOR
             DEPRECIATION               129,297                         129,297
                                      ------------------------------------------
                                        645,983              0          645,983
CONSTRUCTION WORK IN PROGRESS             9,965                           9,965
NUCLEAR FUEL, NET                        33,205                          33,205
                                      ------------------------------------------
      TOTAL NET UTILITY PLANT           689,153              0          689,153

OTHER PROPERTY AND INVESTMENTS:
   NUCLEAR DECOMMISSIONING TRUST,
   AT MARKET                             20,826                          20,826
                                      ------------------------------------------
      TOTAL OTHER PROP. & INVEST.        20,826              0           20,826

CURRENT ASSETS:
   CASH AND SPECIAL DEPOSITS              4,834         39,250 (a)       44,084
   RECEIVABLES FROM AFFILIATED COMPANIES 14,370         14,370
   NOTES RECEIVABLE FROM AFFILIATES                                           0
   TAXES RECEIVABLE                                                           0
   FUEL, MATERIALS, AND SUPPLIES, AT
      AVERAGE COST                       13,679                          13,679
   PREPAYMENTS AND OTHER                  2,086                           2,086
                                      ------------------------------------------
      TOTAL CURRENT ASSETS               34,969         39,250           74,219

DEFERRED CHARGES:
   UNAMORTIZED DEBT EXPENSE               4,421                           4,421
   DEFERRED COST - SEABROOK             190,094                         190,094
   REGULATORY ASSET - INCOME TAXES       47,185                          47,185
   DEFERRED DOE ASSESSMENT               23,808                          23,808
   OTHER DEFERRED DEBITS                  2,166                           2,166
                                      ------------------------------------------
      TOTAL DEFERRED CHARGES            267,674              0          267,674
                                      ------------------------------------------
      TOTAL ASSETS                   $1,012,622        $39,250       $1,051,872

*EXPLANATION AT FINANCIAL STATEMENT 1.2  PAGE 3 OF 3

                                NORTH ATLANTIC ENERGY CORPORATION

                                         BALANCE SHEET
                                       AS OF MARCH 31, 1997
                                       (THOUSANDS OF DOLLARS)
                                  FINANCIAL STATEMENT 1.1 PAGE 2 OF 2


                                                                     PRO FORMA
                                                                   GIVING EFFECT
                                                     PRO FORMA      TO PROPOSED
                                       PER BOOK     ADJUSTMENTS*    TRANSACTION

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   COMMON SHARES                             $1                              $1
   CAPITAL SURPLUS,  PAID IN            160,999                         160,999
   RETAINED EARNINGS                     35,989         (1,305)          34,684
                                      ------------------------------------------
      TOTAL COMMON STOCKHOLDER EQUITY   196,989         (1,305)         195,684

   LONG-TERM DEBT                       495,000                         495,000
                                      ------------------------------------------
      TOTAL CAPITALIZATION              691,989         (1,305)         690,684

CURRENT LIABILITIES:
   NOTES PAYABLE TO AFFILIATED COMPANY   20,750         39,250 (a)       60,000
   ACCOUNTS PAYABLE                       9,548                           9,548
   LONG TERM DEBT CURRENT PORTION        20,000                          20,000
   ACCRUED TAXES                          1,365           (854)(c)          511
   OTHER                                    344                             344
   ACCRUED INTEREST                      10,015          2,159 (b)       12,174
                                      ------------------------------------------
      TOTAL CURRENT LIABILITIES          62,022         40,555          102,577

DEFERRED CREDITS:
   DEFERRED CONTRACT OBLIGATIONS TO

     ASSOCIATED COMPANY                  33,284                          33,284
   ACCUMULATED DEFERRED INCOME TAXES    202,538                         202,538
   DEFERRED SEABROOK TAX SETTLEMENT           0                               0
   OTHER                                 22,789                          22,789
                                      ------------------------------------------
      TOTAL DEFERRED CREDITS            258,611              0          258,611
                                      ------------------------------------------

      TOTAL CAPITALIZATION AND
            LIABILITIES              $1,012,622        $39,250       $1,051,872


*EXPLANATION AT FINANCIAL STATEMENT 1.2  PAGE 3 OF 3


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                                      NORTH ATLANTIC ENERGY CORPORATION

                                       INCOME STATEMENT
                                      FOR 12 MONTHS ENDED MARCH 31, 1997

                                      (THOUSANDS OF DOLLARS)
                                      FINANCIAL STATEMENT 1.2 PAGE 1 OF 3

                                                                     PRO FORMA
                                                                   GIVING EFFECT
                                                     PRO FORMA      TO PROPOSED
                                       PER BOOK     ADJUSTMENTS*    TRANSACTION

OPERATING REVENUE                      $167,466             $0         $167,466
                                      ------------------------------------------

OPERATING EXPENSES:
   OPERATIONS -
     FUEL                                15,515                          15,515
     OTHER                               35,310                          35,310
   MAINTENANCE                           10,438                          10,438
   DEPRECIATION                          24,342                          24,342
   AMORTIZATION OF REGULATORY ASSETS       (912)                           (912)
   FEDERAL AND STATE INCOME TAXES        12,923           (854)(c)       12,069
   TAXES OTHER THAN INCOME TAXES         12,631                          12,631
                                      ------------------------------------------
      TOTAL OPERATING EXPENSES          110,247           (854)         109,393
                                      ------------------------------------------
OPERATING INCOME:                        57,219            854           58,073
                                      ------------------------------------------
OTHER INCOME:
   DEFERRED SEABROOK RETURN               6,864                           6,864
   AFUDC-OTHER FUNDS                        340                             340
   OTHER, NET                               874                             874
   INCOME TAXES - CREDIT                  4,451                           4,451
                                      ------------------------------------------
      OTHER INCOME, NET                  12,529              0           12,529

INCOME BEFORE INTEREST CHARGES           69,748            854           70,602
                                      ------------------------------------------

INTEREST CHARGES:
    INTEREST ON LONG-TERM DEBT           51,534                          51,534
    OTHER INTEREST                         (685)         2,159 (b)        1,474
    DEFERRED SEABROOK RETURN - BORROWED
        FUNDS                           (13,222)                        (13,222)
                                      ------------------------------------------
      TOTAL INTEREST CHARGES, NET        37,627          2,159           39,786
      NET INCOME                         32,121         (1,305)          30,816








*  EXPLANATION AT FINANCIAL STATEMENT 1.2  PAGE 3 OF 3

                                 NORTH ATLANTIC ENERGY CORPORATION
                                 CAPITAL STRUCTURE ON MARCH 31, 1997
                                       (THOUSANDS OF DOLLARS)
                                 FINANCIAL STATEMENT 1.2 PAGE 2 OF 3

                                                               PER BOOK
                                                              ADJUSTED TO
                                               PRO FORMA        REFLECT
                            %      PER BOOK    ADJUSTMENTS     PRO FORMA     %

LONG-TERM DEBT            72.3%    $515,000                     $515,000   72.5%
COMMON SHARES                             1                            1
CAPITAL SURPLUS, PAID IN            160,999                      160,999
RETAINED EARNINGS                    35,989         (1,305)       34,684
                            ----------------------------------------------------
  TOTAL COMMON
  STOCKHOLDER EQUITY      27.7%     196,989         (1,305)      195,684   27.5%
                            ----------------------------------------------------
                         100.0%    $711,989         (1,305)     $710,684  100.0%

                                   NORTH ATLANTIC ENERGY CORPORATION
                                      EXPLANATION OF ADJUSTMENTS
                                      (THOUSANDS OF DOLLARS)
                                   FINANCIAL STATEMENT 1.2 PAGE 3 OF 3


                                                DEBIT           CREDIT

(a)   CASH                                     $39,250
            NOTES PAYABLE                                       $39,250

To record the additional proposed borrowing up to the entire $60 million available to the company.

(b)   OTHER INTEREST EXPENSE                     2,159
            ACCRUED INTEREST                                      2,159

To record the interest expense on the additional proposed borrowing at 5.5%

                             $39,250    x       5.50%   =         2,159

(c)   ACCRUED TAXES                                854
               FEDERAL AND STATE INCOME TAX EXPENSE                 854

To record the reduction in Federal and State income taxes due to the higher interest and fee expenses:
                                 $854    x      39.55%   =          854


NOTE 1 : Proforma financials reflect company borrowings at the proposed SEC limit and the associated interest expense without reflecting equity or interest earnings of such borrowings.